Exhibit 8

British American Tobacco p.l.c.
(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company has been notified by Computershare Investor Services PLC that on 1 August 2025 the following persons discharging managerial responsibilities acquired the following ordinary shares of 25p each in British American Tobacco p.l.c. as a result of the reinvestment of dividend income on shares held in a Computershare Nominee Account (“Share Plan Account”).

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Dijanosic
2	Reason for the notification
a)	Position/status	Regional Director, Asia-Pacific, Middle East and Africa
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.10106	1153

d)	Aggregated information - Aggregated volume - Price	1153 £47,389.52
e)	Date of the transaction	2025-08-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	James Murphy
2	Reason for the notification
a)	Position/status	Director, Research and Science
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.10106	2

d)	Aggregated information - Aggregated volume - Price	2 £82.20
e)	Date of the transaction	2025-08-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Waterfield
2	Reason for the notification
a)	Position/status	President and CEO, Reynolds American Inc.
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.10106	471

d)	Aggregated information - Aggregated volume - Price	471 £19,358.60
e)	Date of the transaction	2025-08-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javed Iqbal
2	Reason for the notification
a)	Position/status	Director, Digital and Information
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.10106	257

d)	Aggregated information - Aggregated volume - Price	257 £10,562.97
e)	Date of the transaction	2025-08-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Luciano Comin
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.10106	1648

d)	Aggregated information - Aggregated volume - Price	1648 £67,734.55
e)	Date of the transaction	2025-08-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Fred Monteiro
2	Reason for the notification
a)	Position/status	Regional Director, Americas & Europe
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of shares as a result of the reinvestment of dividend income on shareholdings in Computershare’s Share Plan Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.10106	753

d)	Aggregated information - Aggregated volume - Price	753 £30,949.10
e)	Date of the transaction	2025-08-01
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 05 August 2025